Item 77M: Mergers

On February 12, 2007, the BB&T Large Cap Growth VIF was reorganized into the BB&T Large Cap VIF. This reorganization was pursuant to a Plan of Reorganization approved by the Board of Trustees on August 29, 2006 (the "Plan"). Shareholders of the BB&T Large Cap Growth VIF approved the Plan at a special meeting of shareholders held on February 7, 2007. In accordance with the Plan, each shareholder of the BB&T Large Cap Growth VIF received shares of the BB&T Large Cap VIF equal in value to such shareholder's interest in the BB&T Large Cap Growth VIF as of the date of reorganization, and the BB&T Large Cap Growth VIF was terminated. A copy of the Plan is attached to this form as part of the Exhibit to item 77Q.